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                                                                     EXHIBIT 18

February 12, 1998


Mr. Larry K. Switzer
Senior Executive Vice president and
Chief Financial Officer
Fruit of the Loom, Inc.
One Fruit of the Loom Drive
Bowling Green, KY 42102-9015

The Inventories Note of Notes to Consolidated Financial Statements of Fruit of the Loom, Inc. included in its Form 10-K for the year ended December 31, 1997 describes a change in the method of accounting for inventories from the last-in, first out (LIFO) method to the first-in, first-out (FIFO) method. You have advised us that you believe the change is to a preferable method in your circumstances primarily because the current production costs of inventory have declined below LIFO costs and are not expected to increase in the foreseeable future.

There are no authoritative criteria for determining a "preferable" method of costing inventories based on the particular circumstances, however we conclude that the change in the method of accounting for inventories from LIFO to FIFO is an acceptable alternative method which based on your business judgment to make this change for the reason cited above, is preferable in your circumstances.

                                                    Very truly yours,


                                                    Ernst & Young LLP